Exhibit 99.2

From: EVP Administration and Chief Human Resources Officer

As Scott Donnelly announced in his May 6 e-mail to you, our shareholders recently approved a voluntary, one-time Option Exchange Program for eligible employees. The opening of the option exchange window—now slated for Friday, July 2—is quickly approaching.

Over the coming weeks you will receive several e-mails from generalequity@textron.com regarding the Option Exchange Program. The first communications will provide information to help you decide whether or not to participate in the program. I urge you to review these materials, starting with the attached Program Overview and FAQ. Should you have additional questions, your local HR compensation professional is also available as a resource.

When the option exchange window opens on July 2, you will receive a formal “Offer to Exchange” document, along with instructions on how to login to the Option Exchange Website. This website is where you will go to make your elections and access resources to aid your decision-making until the exchange window closes—now scheduled for Friday, July 30, 2010.

Stock options are an important component of our Long-term Incentive Compensation program and are intended to motivate and help retain talented employees. We’re pleased to be able to provide an option exchange as a way to help ensure that participants continue to value this key incentive.

Sincerely,

John D. Butler

Executive Vice President Administration and Chief Human Resources Officer

Important legal information

The option exchange program has not commenced. Textron will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange program. Textron stock option holders should read this document before participating in the program, as it will contain important information. Textron stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Textron with the SEC on the company’s Web site at the investor relations page on www.textron.com.